Exhibit 12.1

Computation of ratio of earnings to fixed charges:

	Nine months ended September 30,		Year ended December 31,
	2014	2013	2013	2012	2011	2010	2009

Earnings (loss) available for fixed charges:
Income (loss) before income taxes	$333,125	$196,717	$234,222	$(2,877,111)	$710,872	$723,074	$(696,190)
Adjustments:
Add: Fixed charges	106,423	83,481	112,494	103,625	94,032	70,453	37,338
Add: Amortization of capitalized interest	1,117	189	252	64,278	201	36	—
Less: Capitalized interest	(16,083)	(537)	(1,984)	(14,987)	(30,664)	(21,223)	—

Total earnings available for fixed charges	424,583	279,850	344,985	(2,724,195)	774,442	772,340	(658,852)

Fixed Charges:
Interest expense	$83,960	$76,176	$101,487	$88,180	$63,156	$49,032	$37,167
Capitalized interest	16,083	537	1,984	14,987	30,664	21,223	—
Rental expense attributable to interest	6,380	6,768	9,023	458	212	198	171

Total fixed charges	106,423	83,481	112,494	103,625	94,032	70,453	37,338

Ratio of earnings to fixed charges	4.0	3.4	3.1	*	8.2	11.0	*

*	Earnings for the years ended December 31, 2012 and 2009 were insufficient to cover fixed charges by $2.8 billion and $696.2 million.